EXHIBIT D

CERTAIN INFORMATION REGARDING THE SHAREHOLDERS

The information disclosed in this Exhibit D relating to the Shareholders is based on the information contained in the Schedule 13D/A filed by Ernest S. Rady, the Ernest S. Rady Trust and American Assets, Inc., among others, on September 13, 2005.

Information Regarding the Shareholders

The following table sets forth (i) the name, citizenship and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such occupation or employment is conducted or (ii) the name, jurisdiction of organization, principal business and principal business address of each of the Shareholders, as applicable. The business address of each Shareholder is 11455 El Camino Real, Suite 200, San Diego, California 92130-2045.

SHAREHOLDER AND CITIZENSHIP OR JURISDICTION OF ORGANIZATION	PRESENT PRINCIPAL OCCUPATION OR PRINCIPAL BUSINESS
Ernest S. Rady Trust, Ernest S. Rady, Trustee, a United States citizen

Mr. Rady, the Trustee of the Ernest S. Rady Trust, is the Chairman and Chief Executive Officer of Westcorp and is an executive officer of several other companies, including American Assets, Inc.

Westcorp’s Principal Address is:

23 Pasteur

Irvine, California 92618

American Assets, Inc., a California corporation	American Assets, Inc. is principally engaged in the business of real estate activities and investments; insurance company investments; and the investment in Westcorp.

Directors and Executive Officers of American Assets, Inc.

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of American Assets, Inc. Unless otherwise indicated, each such person is employed by American Assets, Inc., the business address of each such person is c/o American Assets, Inc. at 11455 El Camino Real, Suite 200, San Diego, California 92130-2045, and each such person is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS	PRINCIPAL EMPLOYMENT
Ernest S. Rady 8144 Prestwick Drive La Jolla, CA 92037	Chairman and Chief Executive Officers of Westcorp; Chairman of the Board, President of American Assets, Inc.

John J. Chamberlain 11455 El Camino Real #200 San Diego, CA 92130-2045	Chief Executive Officer, Senior Executive Vice President

Jerry Gammieri 11455 El Camino Real #200 San Diego, CA 92130-2045	Vice President – Construction

Robert F. Barton 11455 El Camino Real #200 San Diego, CA 92130-2045	Director Exec. Vice President, Chief Financial Officer, Secretary

Patrick Kinney 11455 El Camino Real #200 San Diego, CA 92130-2045	Vice President, Retail Operations

Christopher E. Sullivan 11455 El Camino Real #200 San Diego, CA 92130-2045	Vice President, Retail Leasing

Michael R. Austin 11455 El Camino Real #200 San Diego, CA 92130-2045	Vice President, Multi-Family

Brandon M. Taylor 11455 El Camino Real #200 San Diego, CA 92130-2045	Assistant Vice President, Director of Corporate Finance

To the best of Wachovia’s knowledge, none of the Shareholders, Ernest S. Rady, nor any of the directors and executive officers of American Assets, Inc., has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.